Filed by Resaca Exploitation, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.

(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the Securities and Exchange Commission (“SEC”), including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

S. Jeffrey Johnson, Chairman and Chief Executive Officer of Cano, addressed the attendees at the Independent Petroleum Association of America Private Capital Conference on September 30, 2009.  The materials utilized in the presentation are as follows and will be posted on Resaca’s website located at www.resacaexploitation.com:

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1 June / July 2006 Transaction Announcement September 30, 2009

2 Disclaimer – U.K. This document is directed only at and may only be issued or passed on in the United Kingdom to persons falling within Articles 19 (investment professionals) and 49 (high net-worth companies, unincorporated associations etc) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (SI. 2005/No. 1529) (the “Order”) or other persons to whom it may otherwise lawfully be issued or passed on. This document is therefore exempt from the general restriction on the communication of invitations or inducements to enter into investment activity and has therefore not been approved by an authorised person, as would otherwise be required by section 21 of the Financial Services and Markets Act 2000. Any investment to which this document relates is only available to those persons falling within Articles 19 and 49 of the Order. Persons who do not fall within such categories of investor should not take any action upon receipt of this document. It is a condition of your receiving this presentation that you fall within, and you warrant and undertake to Resaca Exploitation, Inc. (the “Company”) that you fall within, one of the categories of persons described above. This document and its contents are strictly confidential and should not be distributed, published or reproduced, in whole or in part, or disclosed by recipients directly or indirectly to any other person. It may not, in any event, be copied or distributed by any recipient without the prior written consent of the Company. This document, any presentation made in conjunction herewith and any accompanying materials are preliminary and for information only. They are not an admission document, do not constitute or form part of any offer or invitation to sell, issue or transfer, or to underwrite, subscribe for or acquire, any shares or other securities, and do not constitute or form any part of any solicitation of any such offer or invitation, nor shall they or any part of them or the fact of their distribution form the basis of or be relied upon in connection with any contract or commitment thereof. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of laws of any such other jurisdiction. This document includes certain statements, estimates and projections with respect to the Company’s anticipated future performance which constitute “forward -looking statements” within the meaning of US securities laws. These include statements concerning the plans, objectives, goals, strategies and future operations and performance of the Company and the assumptions underlying these forward-looking statements. The Company uses the words “Potential”, “Prospects”, “anticipates”, “estimates”, “expects”, “believes”, “intends”, “plans”, “may”, “will”, “should”, and other similar expressions to identify forward looking statements. These statements, estimates and projections reflect various assumptions concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are beyond the control of the Company. There can be no assurance that such statements, estimates and projections will be realized. The forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. No representations are or will be made by any party as to the accuracy or completeness of such statements, estimates and projections or that any projection will be achieved. These forward-looking statements speak only as at the date of this document. The Company is not obliged, and does not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on behalf of the Company, are expressly qualified in their entirety by the cautionary statements contained herein. As a result of these risks, uncertainties and assumptions, a prospective investor should not place undue reliance on these forward-looking statements.

3 Disclaimer – U.S. Safe-Harbor Statement — Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Resaca and Cano intend that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause the actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates or forecasts of reserves, estimates or forecasts of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, the ability of Resaca or Cano to obtain additional capital, and other risks and uncertainties described in the Cano’s filings with the Securities and Exchange Commission. The historical results achieved by Resaca or Cano are not necessarily indicative of its future prospects. Neither Resaca nor Cano undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Cautionary Notes to Investors – The Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Cano and Resaca use “non-proved reserves” in this presentation, which the SEC’s guidelines strictly prohibit it from including in filings with the SEC. Investors are urged to also consider closely the disclosures in Cano’s Form 10-K for the fiscal year ended June 30, 2009, available from Cano by calling 877.698.0900. These forms also can be obtained from the SEC at www.sec.gov. PV10 Calculations of Reserve Values are based on the SEC price deck for June 30, 2009 (Cano’s and Resaca’s fiscal year ends) of $69.89 per bbl and $3.71 per mcf, are calculated “before tax” and consider the anticipated costs to develop and produce.

4 Transaction Overview Resaca Exploitation, Inc. (“Resaca”) to merge with Cano Petroleum, Inc. (“Cano”) in a stock-for-stock transaction Resaca will be the surviving company, based in Houston Resaca and Cano shareholders common will each own approx. 50% of the company 4 board members from Resaca, 3 from Cano Resaca will be dually listed on the NYSE Amex and the AIM 2.1 Resaca shares to be issued for each Cano share Combined Company Reserves and Production: 63.2 MMboe of proved reserves with PV10 $652.9MM (81% oil) 1,970 boe/d of production (7/1/09) Transaction Metrics: 32% premium based on 30-day volume weighted average prices $3.34/boe proved reserves and $16.29/boe proved developed reserves

5 Who We Are Resaca Cano History Formed in March 2006 by Torch Energy; backed by a group led by NGP Capital Resources July 2008 IPO on the AIM Formed in 2004 Listing RSOX.L and RSX.L (AIM) CFW (NYSE Amex) Focus Exploitation and production of known oil and gas reserves, including secondary and tertiary recovery Exploitation of our current undeveloped reserves by applying water, gas and/or chemical flooding and other EOR techniques Proved Reserves 14.1 MMboe 56% Proved Developed 84% Oil PV10 of $181.6 million* 49.1 MMboe 21% Proved Developed 79% Oil PV10 of $471.3 million* Probable Reserves 14.6 MMboe 13.9 MMboe 7/1/09 Production 660 boe/d 1,309 boe/d Core Areas TX and NM TX, NM and OK * PV10 Calculations of Reserve Values are based on the SEC price deck for June 30, 2009 of $69.89 per bbl and $3.71 per mcf, are calculated “before tax” and consider the anticipated costs to develop and produce.

6 Transaction Rationale Complimentary Assets and Balanced Growth Opportunities Cano’s long-term growth potential with large undeveloped reserve base (PUDs) complements Resaca’s near-term capacity to increase production (PDNPs) Ability to high grade combined CAPEX programs Significant Cost Savings & Efficiencies Operating efficiencies at the field and corporate levels Synergies and cost reductions expected to result in $4.5-$5MM/year of G&A and LOE reductions v. FY 2009 Complementary technical and operational staffs Geographical synergies Economies of scale will result in CAPEX savings Near-Term Low Risk Production Enhancement Ability to increase productivity of combined company by 10-20% expected by applying proven engineering applications to identified prospects

7 Transaction Rationale Equity Considerations Very little overlap of institutional shareholder bases Dual Europe/U.S. listing Access to U.S. and European investor bases and increased size of entity will benefit the combined company - Increased liquidity and trading volume - Increased awareness of combined entity - Increased access to capital (debt and equity) Strategic Consistency Both companies focused on exploitation of known oil and gas reserves Engineering driven companies - no exploration risk Similar asset bases - mature, long-life oil production with secondary and tertiary potential Significant CO2 recovery potential on both companies properties

8 Organizational Structure

9 Management Profiles Current Chairman of Resaca and Chairman/CEO Torch Energy Advisors 40 year career in the energy industry Served as president, CEO and chairman of the board of various independent exploration and production companies, including Gulf Canada Resources Limited, Nuevo Energy Company and Bellwether Exploration Company. JP Bryan Chairman and CEO Dennis Hammond President Pat McKinney EVP – Engineering & Operations President of Resaca since August 2007 Over 30 years of experience in petroleum engineering and operations Formerly a VP of Torch and Nuevo Energy where he managed all of the company’s operations and engineering efforts, including the acquisition and exploitation of Unocal's CA properties Co-founded and sold two successful private acquisition and exploitation companies Senior VP of Engineering and Operations of Cano since November 2006 Over 24 years of oil and gas industry experience in engineering, operations, finance and strategic planning Formerly held senior management positions at Pioneer Natural Resources and Union Pacific Resources Company

10 Management Profiles Chris Work SVP and Chief Financial Officer Mike Ricketts VP and Chief Accounting Officer Phillip Feiner VP and General Counsel CFO of Torch Energy Advisors and Resaca since February 2007 19 years of finance and accounting experience in energy and financial services Held senior level management positions with El Paso Corporation and Belco Oil and Gas CPA with nearly eight years of public accounting experience with Arthur Andersen and Ernst & Young; primarily serving energy companies Principal Accounting Officer of Cano since May 2004 Formerly Treasury Director and Controller with TNP Enterprises, Inc. and subsidiaries 29 years of diversified accounting and finance experience with large public and private companies, including Union Pacific Resources CPA with public accounting experience at KPMG VP and General Counsel of Cano since February 2007 Over ten years of legal experience, focusing primarily in the areas of oil and gas, real estate and corporate law Prior experience with oil and gas exploration, manufacturing and technology companies Licensed attorney in the states of Texas and North Carolina

11 Asset Profile TX, NM and OK 63.2 MMboe (1P) 81% Oil PV10 of $652.9 million* 91.7 MMboe (2P) PV10 of $1.0 billion* 1,970 boe/d (7/1/09) Cano Resaca Legend: * PV10 Calculations of Reserve Values are based on the SEC price deck for June 30, 2009 of $69.89 per bbl and $3.71 per mcf, are calculated “before tax” and consider the anticipated costs to develop and produce. New Mexico Oklahoma Texas

12 Reserve Profile* 63.2 MMboe of Proved Reserves (91.7 MMboe 2P) 81% Oil 1P PV10 of $652.9 million (2P PV10 of $1.0 billion) * PV10 Calculations of Reserve Values are based on the SEC price deck for June 30, 2009 of $69.89 per bbl and $3.71 per mcf, are calculated “before tax” and consider the anticipated costs to develop and produce. MBOE PDP PDNP PUD Total Proved Resaca 2,255 5,630 6,210 14,095 Cano 7,735 2,346 39,016 49,097 Combined 9,990 7,976 45,226 63,192 16% 13% 71% PDP PDNP PUD PV10 PDP PDNP PUD Total Proved Resaca 27,133 $ 88,601 $ 65,884 $ 181,619 $ Cano 63,456 14,980 392,846 471,282 Combined 90,589 $ 103,581 $ 458,730 $ 652,901 $ PDP PDNP PUD 14% 3% 83%

13 Liquidity New first and second lien facilities to replace those in existence In discussions with our lenders Equity raise in near term Anticipated U.S., U.K., Canada and Switzerland

14 Anticipated Development Plan Focus on near-term recompletions/infills at Cooper Jal Inventory of 61 “Behind Pipe” recompletions (IP @ 18 boe/d) Inventory of 20-30 “Refrac” opportunities (IP @ 30 boe/d) Maintain water injection at 18,000 BWIPD (up from 9,000 BWIPD) Increase Cooper Jal production from 285 boe/d in September to over 500 boe/d in June 2010 Focus on expanding successful Cato Field waterflood footprint Increase waterflood footprint from 650 acres to 1,000 acres by adding 2-3 injectors while increasing injection to 21,000 BWIPD Upsize downhole pumps to handle response with increasing oil cuts Increase Cato waterflood production from 320 boe/d in September to over 400 boe/d in June 2010

15 June / July 2006 Key Properties

16 Cooper Jal Unit Area: 2560 Gross acres WI: 72.5%: NRI 55.8% - Oil / 55.6% - Gas Productive Formations: Yates, Seven Rivers and Queen Producing Wells: 69 Injection Wells: 28 Daily Production: 511 boe/d (gross), 285 boe/d (net) Proved Devel. Reserves: 4,967 MBOE PUD Reserves: 4,825 MBOE Prob Reserves: 7,103 MBOE Poss Reserves: 1,267 MBOE OOIP: 161.7 MMbbls As of June 30, 2009

17 Jordan San Andres Unit Area: 1200 Gross acres WI: 100%; NRI 79.1% Productive Formations: Queen, Grayburg and San Andres Producing Wells: 36 Injection Wells: 10 Daily Production: 131 boe/d (gross), 104 boe/d (net) Proved Developed Reserves: 685 MBOE PUD Reserves: 895 MBOE Probable Reserves: 3,920 MBOE OOIP: 71.3 MMbbls As of June 30, 2009

18 Cato Field Successful Phase I Waterflood Area: 15,000 Gross Acres Net Waterflood Acres: 9,000 Active Waterflood Acres: 746 Working Interest: 97%: NRI 82% Productive Formation: San Andres Producing Wells: 130 Injection Wells: 21 Daily Production: 320 boe/d Proved Developed Reserves: 2,388 MBOE Proved Undeveloped Reserves: 13,582 MBOE Probable Reserves: 884 MMboe Possible Reserves: 6,200 MMboe Original Oil In Place (OOIP): 125 MMBbls As of June 30, 2009

19 Panhandle Field Cockrell Ranch Unit Active Phase I Waterflood at Cockrell Ranch and Harvey Units Area: 22,000 Gross Acres Net Waterflood Acres: 9,000 Active Waterflood Acres: 1,853 Working Interest: 100%: NRI 81% Productive Formations: Brown & White Dolomite/Granite Wash Producing Wells: 704 Injection Wells: 69 Daily Production: 624 BOEPD Proved Developed Reserves: 3,440 MBOE Proved Undeveloped Reserves: 25,433 MBOE Probable Reserves: 12,984 Mboe Possible Reserves: 6,533 Mboe Original Oil In Place (OOIP): 316 MMBbls Harvey Unit As of June 30, 2009 A-? A-441 A-442 A-443 A-444 A-445 A-446 A-447 A-448 A-449 A-312 A-311 A-313 A-317 A-314 A-315 A-316 A-622 A-621 A-181 A-? A-618 A-617 A-? A-436 A-435 A-434 A-433 A-431 A-432 A-430 A-429 A-428 A-310 A-309 A-308 A-307 A-305 A-306 A-304 A-303 A-620 A-619 A-180 A-616 A-182 A-418 A-419 A-420 A-421 A-423 A-422 A-424 A-425 A-426 A-427 A-293 A-292 A-294 A-295 A-296 A-297 A-298 A-300 A-301 A-299 A-183 A-302 A-179 A-415 A-414 A-413 A-412 A-411 A-410 A-409 A-408 A-407 A-287 A-286 A-406 A-291 A-288 A-290 A-289 A-285 A-284 A-283 A-178 A-281 A-282 A-184 A-397 A-398 A-399 A-400 A-401 A-402 A-403 A-404 A-405 A-270 A-272 A-271 A-274 A-273 A-275 A-277 A-276 A-278 A-279 A-185 A-177 A-280 A-392 A-391 A-390 A-389 A-388 A-386 A-387 A-385 A-268 A-266 A-384 A-269 A-267 A-263 A-265 A-264 A-262 A-261 A-260 A-176 A-259 A-186 A-381 A-382 A-383 A-249 A-251 A-248 A-250 A-252 A-253 A-254 A-256 A-255 A-175 A-257 A-187 A-258 A-364 A-363 A-362 A-246 A-247 A-244 A-245 A-243 A-174 A-240 A-239 A-188 A-241 A-242 A-238 A-237 A-359 A-360 A-361 A-226 A-227 A-228 A-229 A-230 A-231 A-232 A-235 A-189 A-236 A-233 A-173 A-234 A-342 A-341 A-340 A-225 A-224 A-222 A-223 A-221 A-219 A-220 A-218 A-215 A-217 A-216 A-190 A-172 A-337 A-338 A-339 A-207 A-214 A-205 A-206 A-210 A-213 A-209 A-208 A-212 A-191 A-204 A-171 A-211 6 118 120 119 115 114 116 113 111 117 112 115 112 118 113 114 116 5 111 117 194 1 4 INTERNATIONAL AND GREAT NORTHERN RAILROAD BLK 9 101 104 103 102 106 107 109 100 101 105 102 108 110 106 105 104 103 108 195 110 107 109 95 93 98 96 97 94 91 92 97 98 96 90 94 89 95 93 90 99 91 89 196 92 INTERNATIONAL AND GREAT NORTHERN AND RAILROAD RAILROAD INTERNATIONAL GREAT NORTHERN INTERNATIONAL AND GREAT NORTHERN RAILROAD INTERNATIONAL GREAT NORTHERN RAILROAD AND 80 79 84 83 82 81 86 85 197 86 79 85 87 88 84 81 82 80 88 78 83 87 I & G N RR BLK 4 BLK 4 76 75 73 69 71 72 68 70 70 67 75 67 74 198 77 76 72 73 71 69 68 74 BLK 4 BLK 5 57 59 58 60 58 64 61 65 62 62 63 66 66 59 61 60 57 64 56 63 199 65 48 47 46 45 53 54 52 55 51 50 48 46 47 49 45 200 41 42 44 43 34 38 37 35 36 41 42 40 39 43 201 44 26 25 24 23 33 32 31 202 29 25 28 30 26 27 24 23 19 20 21 22 12 18 15 14 19 22 16 17 13 21 203 20 RAILROAD INTERNATIONAL AND GREAT NORTHERN NORTHERN RAILROAD INTERNATIONAL AND GREAT BLK 4 BLK 5 4 3 2 204 8 7 9 2 1 6 5 1 4 3 11 10 NORTHERN RAILROAD AND GREAT INTERNATIONAL A-470 A-99 A-929 A-604 A-1160 A-746 A-713 A-377 A-876 A-269 A-595 A-311 A-909 A-572 A-146 A-145 A-72 A-120 A-975 A-1115 A-738 A-469 A-100 A-525 A-1168 A-1107 A-530 A-807 A-1105 A-292 A-1214 A-378 A-638 A-336 A-1257 A-661 A-662 A-663 A-1250 A-1027 A-596 A-147 A-144 A-121 A-293 A-450 A-1011 A-73 A-800 A-290 A-101 A-659 A-427 A-803 A-1142 A-604 A-74 A-615 A-365 A-305 A-1232 A-688 A-364 A-50 A-677 A-1243 A-1237 A-410 A-1239 A-148 A-122 A-380 A-143 A-1233 A-75 A-45 A-404 A-1204 A-431 A-1172 A-1179 A-102 A-465 A-571 A-573 A-707 A-468 A-905 A-678 A-603 A-566 A-437 A-142 A-123 A-149 A-723 A-1170 A-76 A-570 A-103 A-291 A-416 A-710 A-303 A-724 A-846 A-449 A-77 A-? A-683 A-711 A-728 A-679 A-705 A-104 A-689 A-665 A-294 A-1201 A-722 A-381 A-141 A-385 A-124 A-150 A-682 A-444 A-108 A-107 A-709 A-307 A-833 A-106 A-110 A-1225 A-78 A-1218 A-655 A-105 A-637 A-906 A-636 A-295 A-445 A-642 A-109 A-641 A-1140 A-1022 A-605 A-706 A-447 A-384 A-721 A-140 A-151 A-125 A-79 A-1244 A-1141 A-908 A-308 A-798 A-680 A-748 A-664 A-297 A-1020 A-417 A-681 A-443 A-1231 A-80 A-442 A-386 A-799 A-964 A-382 A-152 A-126 A-139 A-439 A-296 A-435 A-684 A-819 A-801 A-282 A-281 A-685 A-83 A-84 A-82 A-451 A-653 A-1272 A-916 A-81 A-802 A-86 A-648 A-649 A-778 A-300 A-1018 A-650 A-85 A-418 A-393 A-392 A-1167 A-1101 A-591 A-403 A-1034 A-943 A-782 A-448 A-777 A-383 A-138 A-288 A-153 A-127 A-400 A-1203 A-1206 A-315 A-279 A-301 A-612 A-7 A-284 A-686 A-169 A-590 A-3 A-687 A-1139 A-173 A-1033 A-436 A-22 A-23 A-154 A-137 A-128 A-1014 A-783 A-466 A-1128 A-739 A-796 A-740 A-781 A-298 A-283 A-285 A-280 A-669 A-1102 A-299 A-10 A-168 A-609 A-6 A-674 A-176 A-592 A-172 A-942 A-670 A-446 A-780 A-438 A-818 A-779 A-19 A-17 A-136 A-129 A-155 A-286 A-287 A-891 A-797 A-278 A-174 A-611 A-8 A-676 A-673 A-4 A-587 A-170 A-795 A-714 A-332 A-330 A-1009 A-441 A-907 A-21 A-785 A-18 A-888 A-130 A-135 A-16 A-794 A-275 A-1228 A-588 A-9 A-610 A-5 A-675 A-175 A-589 A-171 A-1124 A-167 A-793 A-276 A-331 A-333 A-892 A-1015 A-440 A-20 A-157 A-1094 A-156 A-158 A-131 A-133 A-988 A-989 A-990 A-994 A-991 A-995 A-992 A-996 A-993 A-277 A-979 A-980 A-981 A-982 A-1000 A-983 A-984 A-985 A-999 A-998 A-978 A-997 A-132 PATILLO W W 9 50 E L & R R RR KING WIMBERLY HALLMARK BLK 47 51 8 33 52 11 15 16 12 90 2 234 231 53 G AND OVERTON BRANCH RAILROAD 129 TAYLOR 54 38 TEXAS H & G N RR 39 40 BLK Z 35 38 3 5 4 3 2 17 1 T C RR 89 1 16 55 3 18 1 235 230 BLK X02 19 1 BLK 1 18 RAILROAD 56 40 39 34 INTERNATIONAL AND 20 H & G N RR 37 57 1 2 6 5 BLK 2 H 24 27 25 AND 21 6 PREWITT 26 236 2 229 W R BLK M21 HARVEY 22 2 23 58 31 77 78 32 42 41 33 1A 2A 59 BLK L 30 E L & R R RR 12 29 J C 17 PATTON 60 28 237 228 10 3 5 3 4 74 73 61 11 30 HOUSTON EAST AND TEXAS WEST RAILROAD H&TC RR 19 BLK 47 TEXAS 11 62 TEXAS CENTRAL BLK Z 28 63 5 70 238 12 9 29 227 4 69 64 71 10 HOUSTON AND RAILROAD TEXAS CENTRAL 71 16 72 72 CENTRAL 76 21 68 67 WEISS WEISS AND SAUNDERS 66 65 BLK 46 75 6 7 8 73 6 74 9 2 AND RED RAILROAD EAST LINE RIVER 32 13 6 5 226 239 22 13 14 27 RAILROAD 7 9 15 3 1 1 H & T C RR BLK M15 TEXAS CENTRAL 8 D & S E RR RAILROAD BLK 46 31 14 14 7 1 10 12 11 240 225 26 3 4 4 6 5 6 MRS E T 7 INTERNATIONAL AND D BLAKER TUMLINSON BLK B4 H T TRIGG 2 MRS J M A GAMMELL 13 11 2 MRS E T 29 13 WHITLEY TUMLINSON 37 36 29 28 20 13 12 5 4 21 25 13 16 14 241 15 224 D S & E RR 4 3 24 5 7 12 15 16 14 D&SE RR D&SE RR 35 38 30 27 22 BLK L 14 9 19 3 11 6 23 12 6 223 3 7 242 2 10 1 17 D&SE RR BARRETT ARNOLD AND BLK M 21 BEATY SEALE AND FORWOOD BLK M21 11 13 8 7 18 5 34 31 26 18 10 15 7 2 4 5 8 21 22 11 D&SE RR 23 8 5 222 1 D&SE RR 4 BLK B3 BURLESON MORRIS AND CUMMINGS BLK 3 1 2 1 6 33 32 25 24 17 16 9 3 1 8 6 20 BLK Y 19 10 9 8 220 9 7 10 4 3 AND INTERNATIONAL GREAT NORTHERN RAILROAD BLK 9 123 125 124 128 129 130 119 131 132 120 5 122 123 127 124 126 125 6 7 121 3 193 2 I & G N RR BLK 4 I & G N RR I & G N RR BLK 5 BLK 3 A-433 A-409 A-434 A-458 A-457 A-481 A-386 A-410 A-1266 A-482 A-456 A-387 A-459 A-435 A-480 A-408 A-411 A-483 A-1265 A-432 A-388 A-407 A-412 A-1264 A-479 A-460 A-436 A-484 A-455 A-431 A-461 A-413 A-389 A-406 A-430 A-437 A-454 A-478 A-485 A-1263 A-405 A-390 A-429 A-414 A-438 A-453 A-462 A-1262 A-486 A-477 A-391 A-404 A-452 A-439 A-415 A-463 A-428 A-476 A-1261 A-487 A-392 A-403 A-416 A-427 A-451 A-464 A-1260 A-488 A-440 A-475 A-393 A-402 A-417 A-426 A-441 A-450 A-465 A-474 A-1259 A-489 A-394 A-473 A-401 A-418 A-442 A-425 A-449 A-466 A-1258 A-490 A-400 A-395 A-419 A-424 A-443 A-448 A-467 A-491 A-472 A-1257 192 169 143 167 146 95 170 191 122 98 119 147 142 171 166 190 94 118 123 99 GREAT AND INTERNATIONAL GREAT RAILROAD AND NORTHERN INTERNATIONAL 189 172 93 165 148 100 141 117 124 BLK 3 149 188 173 140 125 92 101 116 164 BLK 3 139 150 187 91 126 115 102 163 174 90 114 103 138 186 151 127 175 162 137 152 89 104 176 113 161 128 185 88 105 184 160 177 136 129 112 153 135 154 87 159 183 111 106 130 178 I & G N RR INTERNATIONAL NORTHERN RAILROAD GREAT AND 131 107 158 86 110 155 182 179 134 BLK 3 Badger W.O. Operating Office Harvey Unit Hutchinson Co. Carson Co. Roberts Co. Gray Co. Crawford Gasoline Plant Spring Creek School Proposed ASG Pilot Refinery Refinery Carbon Black Plant A-426 A-1113 A-400 A-401 A-349 A-374 A-375 A-348 A-323 A-322 A-402 A-1114 A-425 A-399 A-376 A-373 A-350 A-324 A-321 A-347 A-1115 A-424 A-403 A-398 A-377 A-372 A-320 A-346 A-325 A-351 A-423 A-1116 A-378 A-404 A-345 A-397 A-371 A-352 A-319 A-326 A-344 A-1117 A-353 A-327 A-422 A-405 A-379 A-396 A-370 A-318 A-328 A-343 A-317 A-1118 A-421 A-354 A-380 A-406 A-395 A-369 A-316 A-329 A-342 A-355 A-368 A-381 A-394 A-407 A-420 A-1119 A-341 A-356 A-330 A-315 A-367 A-382 A-419 A-393 A-408 A-1120 A-357 A-314 A-331 A-340 A-366 A-383 A-392 A-409 A-1121 A-418 A-339 A-358 A-332 A-313 A-410 A-417 A-384 A-365 A-391 A-1122 A-312 A-359 A-333 A-338 A-364 A-411 A-390 A-385 A-1123 A-416 A-334 A-337 A-311 A-363 A-360 A-389 A-1124 A-386 A-412 A-415 A-335 A-310 A-336 A-361 A-1125 A-388 A-414 A-387 A-362 A-413 A-1155 A-? A-1154 A-1153 A-1152 A-1151 A-1150 A-1149 A-1148 A-1147 182 208 130 153 205 104 127 156 179 GREAT AND INTERNATIONAL 126 105 152 131 209 183 204 157 178 BLK 2 RAILROAD NORTHERN GREAT 106 132 210 151 125 203 184 177 158 BLK 2 107 133 150 176 159 185 211 124 202 149 108 123 134 212 201 175 186 160 148 122 109 135 161 213 187 174 200 NORTHERN INTERNATIONAL GREAT AND 110 147 136 121 162 188 199 214 173 RAILROAD GREAT NORTHERN 120 111 137 146 163 215 189 172 198 BLK 2 112 119 138 145 190 216 164 197 171 BLK 2 139 113 144 118 165 217 196 191 170 143 114 140 117 166 169 195 192 218 115 142 116 141 167 219 168 194 193 168 145 144 120 121 97 96 Cockrell Ranch Turner Kent -A- Drillex Turner Kent -B- Haile Cockrell Ranch North Kingsland Cockrell -F- Southland -B- Turner-Smith -D- W.J. Moore H.C. Pitcher Hutch -D- Jordan Long Langdon J.K. Quinn Siebold Block -C- Block Cooper -H- Cooper -B- Cooper -C- Cooper NCT -A- Cooper - E - Cities Services -C- E.F. Bryan Cooper -A- Cooper G Olive Cooper McConnell -A- Schaffer Ranch Fee 244 Boney Tract 3 Dave Pope Sin-Harrah F.A. Vaniman Ruby Sackett Ralph Arnold W.W. Harrah -H- E Cockrell E Cockrell E Cockrell Cockrell Ranch Is this a WO Operated Lease? Not on RRC production Records or Proration Schedule Kingsland -C- Harvey Unit (02778) W.W. Harrah -T- Harrah Newblock Quinn J.K. Quinn J.K. Quinn B.F. Block Block -A- Cooper -F- Cooper -B- Cooper NCT -B- Cooper NCT -C- Smitty Schafer Boney NCT -1- Boney NCT -1- Boney NCT -2- Boney NCT -4- E.F. Bryan -B- Phillips Bryan S.B. Burnett NCT-2 S.B. Burnett NCT -1- N.C. Burnett S.B.Burnett NCT-12 Kingsland -C- Magic -A- Kingsland -B- Kingsland -A- Cockrell -D- Cockrell -A- Cockrell -E- Canadian Kingsland Cockrell -B- Fee 244 Fee 244 Fee 244 Fee 244 Fee 244 Fee 244 First State Bank of White Deer First State Bank of White Deer Garner -B- NCT-2 D. Jordan D. Jordan D. Jordan Jord Lease G. O'Neal Schaffer Ranch Schaffer Ranch Schaffer Ranch Schaffer Ranch Schaffer Ranch Schaffer Ranch McConnell W.O. Operating W.O. Operating W.O. Operating Girtha McConnell Pond Schaffer Ranch East (06568) Adobe Operating Co. 01801 Castleberry B Pilot Flood 2008 Pilot Flood 2009 Pilot Flood 2008 Pilot Flood 2008 Pilot Flood 2008 Block -B- -B- -A- Burnett 1-100 Burnett 1-98 Burnett 1G Skellytown Skellytown Pampa Borger Pampa Borger POLYGON Panhandle Regional Brown Dolomite Cano Leases By: Allen Kimble FEET 0 8,371 16,742 25,113 PETRA 9/22/2009 4:15:22 PM

20 Investment Highlights Complimentary oil-focused properties with balanced growth opportunities (Resaca’s PDNP reserves with Cano’s PUD reserves) Near-term low-risk identified production enhancement opportunities Accelerated exploitation strategy with focus on long-life reserves Estimated cost savings of approximately $4.5 - 5.0 million per year Increased critical mass to develop projects more efficiently Expanded institutional investor interest and capital market access via dual listing on NYSE Amex and AIM Experienced management team

Additional Information, Where to Find It & Contacts Additional Information and Where to Find It: This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on AIM and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com. Information filed with the SEC will be available on the SEC’s website at www.sec.gov. Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website. Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008. Contacts: Resaca Exploitation, Inc. Cano Petroleum, Inc. Chris Work Ben Daitch Chief Financial Officer Chief Financial Officer +1 713 650-1246 +1 817-698-0900 info@resacaexploitation.com info@canopetro.com

22 June / July 2006 September 30, 2009